Exhibit 99.1
Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec (Québec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881
www.aezsinc.com
Press Release
For immediate release
Æterna Zentaris to Raise US$15 Million in Registered Direct Offering
Quebec City, Canada, April 15, 2010 — Æterna Zentaris Inc. (NASDAQ: AEZS; TSX: AEZ) (the “Company”), a late-stage drug development company specialized in oncology and endocrinology, announced today that it has received commitments from institutional investors to purchase US$15 million of securities in a registered direct offering. Under the terms of a Securities Purchase Agreement, the Company will sell to such institutional investors an aggregate of approximately 11.1 million common shares of its capital at a price of US$1.35 per share and issue warrants to acquire an aggregate of approximately 4.4 million common shares at an exercise price of US$1.50 per share.
The warrants to purchase additional common shares of Æterna Zentaris will be exercisable six months following their date of issuance and will expire on the fifth-year anniversary of the date on which they become exercisable. All of the securities were offered pursuant to an effective shelf registration statement filed in the United States. Proceeds from the transaction will be used for general corporate purposes, including clinical development, capital expenditures and for working capital. The offering is expected to be consummated no later than April 20, 2010, subject to customary closing conditions.
Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc., (NASDAQ: RODM), acted as the exclusive placement agent for the transaction.
This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A shelf registration statement relating to the common shares and warrants issued in the offering (and the common shares issuable upon exercise of the warrants) has been filed with the Securities and Exchange Commission (the “SEC”) and has been declared effective. A prospectus supplement relating to the offering will be filed by the Company with the SEC and the Canadian securities regulatory authorities. Copies of the prospectus supplement and accompanying prospectus may be obtained directly from the Company or by contacting Æterna Zentaris Inc., 1405 du Parc-Technologique Boulevard, Quebec City, Canada G1P 4P5.

About Æterna Zentaris Inc.
Æterna Zentaris Inc. is a late-stage drug development company specialized in oncology and endocrine therapy News releases and additional information are available at www.aezsinc.com.
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are required by a governmental authority or applicable law.
Investor Relations
Ginette Vallières
Investor Relations Coordinator
(418) 652-8525 ext. 265
gvallieres@aezsinc.com
Media Relations
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com